SOUTH MOUNTAIN MERGER CORP.
767 Fifth Avenue, 9th Floor
New York, New York 10153

December 21, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim

South Mountain Merger Corp.
Registration Statement on Form S-4
File No. 333-249673

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, South Mountain Merger Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 1:00 p.m., Eastern Time, on Tuesday, December 22, 2020 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

SOUTH MOUNTAIN MERGER CORP.

By:	/s/ Charles B. Bernicker
Name: Charles B. Bernicker
Title: Chief Executive Officer

cc:
Securities and Exchange Commission
Edwin Kim
Joseph M. Kempf
Robert Littlepage
Jan Woo

South Mountain Merger Corp.
Nicholas Dermatas

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Raphael M. Russo
Kelly S. Whelan

Factor Systems, Inc.
Flint Lane
Mark Shifke

Cooley LLP
Nicole Brookshire, Esq.
Matthew Browne, Esq.